UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 NOV -5 AM 8:23

October 25, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02055869

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

dlw 11/14

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

October 25, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Senshu Bank's Earnings Forecasts for Interim Period Ended Sept. 30, 2002

UFJ Holdings, Inc. hereby gives notice of an amendment in the earnings forecasts of The Senshu Bank, Limited, a subsidiary of UFJ Holdings, Inc., for the interim period ended September 30, 2002, as attached.

(Appendix)

October 25, 2002
The Senshu Bank, Limited

Earnings Forecasts for Interim Period Ended Sept. 30, 2002

The Senshu Bank, Limited hereby gives notice of an amendment in the earnings forecasts on a non-consolidated and consolidated basis for the interim period ended September 30, 2002 (For the period from Apr. 1, 2002 to Sept. 30, 2002).

1. Amendment in the Earnings Forecasts for the Interim Period Ended September 30, 2002

Non-Consolidated Earnings Forecasts

(Millions of Yen)

	Operating Income	Ordinary Profit	Net Income
Previous announcement: (May 2002)	19,500	2,600	2,600
Today's announcement:	18,900	1,070	2,460
Change from the previous announcement:	*(600)*	*(1,530)*	*(140)*
Change	(3.0%)	(58.8%)	(5.3%)

Consolidated Earnings Forecasts

(Millions of Yen)

	Operating Income	Ordinary Profit	Net Income
Previous announcement: (May 2002)	21,500	2,400	2,500
Today's announcement:	21,120	1,270	2,480
Change from the previous announcement:	*(380)*	*(1,130)*	*(20)*
Change	(1.7%)	(47.0%)	(0.8%)

2. Reasons for Amendment

(1) Non-Consolidated Earnings Forecasts

We first planned to prepare reserve for a part of bad debts. We, however, will directly write off the amount instead of preparing reserve. Thus, the net transfer to loan loss reserve will be reduced from the previous forecast. As a result, some reserve will be written back as extraordinary gain and ordinary profit is expected to decrease by Yen 1,530 million compared with the initial forecast.

(2) Consolidated Earnings Forecasts

The amendment for consolidated earnings forecasts is mainly due to the same reason of that of non-consolidated Earnings Forecasts.

(3) The Earnings Forecasts on a Non-Consolidated and Consolidated Basis for The Fiscal Year Ending March 31, 2003

The Senshu Bank, Limited will announce them concurrent with the announcement of its interim financial results.